Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,		
	2001	2000	1999
	(000's omitted)		
BASIC EARNINGS PER SHARE			
Net Income before Extraordinary Item	$ **5,027**	$ 7,216	$ 8,438
Extraordinary Item, net	**(3,937)**	----	----
Net Income	**1,090**	7,216	8,438
Less: Dividend Requirements on Preferred Stock	**257**	263	268
Net Income Applicable to Common Stock	$ **833**	$ 6,953	$ 8,170
Average Number of Common Shares Outstanding	**4,744**	4,723	4,682
Basic Earnings per Average Common Shares Outstanding	$ **0.18**	$ 1.47	$ 1.74
DILUTED EARNINGS PER SHARE			
Net Income before Extraordinary Item	$ **5,027**	$ 7,216	$ 8,438
Extraordinary Item, net	**(3,937)**	----	----
Net Income	**1,090**	7,216	8,438
Less: Dividend Requirements on Preferred Stock	**257**	263	268
Net Income Applicable to Common Stock	$ **833**	$ 6,953	$ 8,170
Average Number of Common Shares Outstanding plus Assumed Options converted*	**4,760**	4,743	4,697
Basic Earnings per Average Common Shares Outstanding	$ **0.18**	$ 1.47	$ 1.74

* Assumes all options were converted to common shares per SFAS 128.